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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9
                             (Amendment No. 6)

             Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934



                         RELIANCE ELECTRIC COMPANY
                         (Name of Subject Company)



                         RELIANCE ELECTRIC COMPANY
                    (Name of Person(s) Filing Statement)


               Class A Common Stock, $.01 Par Value Per Share
     Including the Associated Series A Preferred Stock Purchase Rights
                       (Title of Class of Securities)


                                 759458102
                   (CUSIP Number of Class of Securities)


                          William R. Norton, Esq.
               Vice President, General Counsel and Secretary
                         Reliance Electric Company
                          6065 Parkland Boulevard
                           Cleveland, Ohio 44124
                               (216) 266-5800
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


                                 Copies to:

Michael L. Miller, Esq.                         Joseph B. Frumkin, Esq.
Calfee, Halter & Griswold                       Sullivan & Cromwell
800 Superior Avenue, Suite 1800                 125 Broad Street
Cleveland, Ohio 44114                           New York, New York 10004
(216) 622-8200                                  (212) 558-4000
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            This Amendment No. 6 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated November 3, 1994, as amended (the "Schedule 14D-9"), filed by Reliance Electric Company, a Delaware corporation (the "Company"), relating to the tender offer disclosed in the Schedule 14D-1, dated October 21, 1994, as amended (the "Schedule 14D-1"), of the bidder, ROK Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Rockwell International Corporation, a Delaware corporation, to purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 1994, and the related Letters of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 4.     The Solicitation or Recommendation.

            Item 4 is hereby amended and supplemented by adding thereto the following:

                  At a meeting of the Company's Board of Directors held on
            November 21, 1994, the Board unanimously adopted a resolution approving and adopting a revised proposed Agreement and Plan of Merger by and among the Company, ROK and Rockwell (the "Reliance-Rockwell Merger Agreement") substantially in the form presented to it. The Reliance-Rockwell Merger Agreement provides that Rockwell and ROK will amend the Offer to, among other things, offer $31 per share for Class A and Class B Common Stock and $83.948 per share for Class C Common Stock and to eliminate certain of the conditions to the consummation of the Offer and the Proposed Rockwell Merger. At its meeting on November 21, 1994, the Company's Board of Directors also adopted resolutions (i) determining that, in light of and subject to the terms and conditions set forth in the Reliance-Rockwell Merger Agreement, each of the Amended Offer and the Proposed Rockwell Merger are fair to, and in the best interests of, the stockholders of the Company; and (ii) recommending that the stockholders of the Company accept the Amended Offer and approve and adopt the Reliance-Rockwell Merger Agreement and the Proposed Rockwell Merger and the other transactions contemplated thereby.

Item 7.     Certain Negotiations and Transactions By the Subject Company.

            Item 7(a) is hereby amended and supplemented by adding thereto the following:

                  On November 21, 1994, the Company entered into the
            Reliance-Rockwell Merger Agreement. The Company, pursuant to the Amendment Agreement, also terminated the Reliance-General Signal Merger Agreement and paid General Signal a termination fee of $50 million and $5.15 million in expenses. A copy of a press release of the Company, dated November 21, 1994, announcing these events is filed as Exhibit 30 and is incorporated herein by reference.












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Item 8.     Additional Information to be Furnished.

            Item 8 is hereby amended and supplemented by adding to subparagraph (f) thereunder captioned "Additional Information" the following:

                  On November 21, 1994, prior to the expiration of the
            period (the "Grace Period") during which the Company and Rockwell were permitted to conduct merger negotiations pursuant to the Amendment Agreement, the Company, General Signal and Rockwell agreed to amend the Amendment Agreement to extend the expiration of the Grace Period from noon to 6:00 p.m. on November 21, 1994. A copy of the amendment to the Amendment Agreement is attached as Exhibit 31 hereto and incorporated herein by reference.

                  At a meeting on November 20, 1994, the Board of Directors
            of Reliance unanimously approved an amendment to the Company's By-laws. The resolution amends Section 1.2 of the By-laws to allow special meetings of stockholders to be called only by the Chairman of the Board, the President or the Board of Directors and provides that the only matters that may be considered at a special meeting of stockholders shall be such matters as are set forth in the notice of such meetings. A copy of the Board resolution is filed as Exhibit 32 hereto and is incorporated herein by reference.

Item 9.     Material to be Filed as Exhibits.

            Item 9 is hereby amended and supplemented by adding thereto the following:

 Exhibit No.                       Exhibit                      Page No.

 Exhibit 30       Press Release of the Company, dated
                  November 21, 1994

 Exhibit 31       Amendment, dated November 21, 1994, to
                  Amendment Agreement

 Exhibit 32       Resolution of the Company's Board of
                  Directors, adopted November 20, 1994,
                  concerning an amendment to the
                  Company's By-laws






















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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 1994


                                    RELIANCE ELECTRIC COMPANY



                                    By:  /s/ John C. Morley
                                        Name:  John C. Morley
                                        Title:   President and Chief
                                               Executive Officer